Exhibit 99.24

Loncor Resources Inc.

PRESS RELEASE

LONCOR REPORTS DRILLING  AND  CHANNEL SAMPLE RESULTS
AT ITS NGAYU GOLD PROJECT

Drilling Results include 8.10 metres grading 2.53 g/t Au and 24.04 metres @ 1.48 g/t Au; Channel Sample Results include 4.60 metres grading 11.42 g/t Au and 4.50 metres @ 8.49 g/t Au

Toronto, Canada – November 29, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to announce results for the first three drill holes at the Yindi prospect and additional channel sampling results at the Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the “DRC”).  The Company is also pleased to announce that drilling has commenced on the Makapela prospect.

The drilling program at Yindi Main Zone is focusing on the previously reported gold in soil geochemical anomaly with values up to 2,150 ppb Au over a strike of 1,200 metres and a width of up to 200 metres (reference is made to the Company’s April 23, 2010 and June 30, 2010 press releases).  This soil anomaly coincides with a discrete aeromagnetic anomaly.   Seven drill holes have been completed to date and sampling results are available for three holes, as tabulated below.  These three core holes were inclined at minus 50 degrees and averaged 200 metres in depth with a maximum down-hole depth of 254 metres.  Core recovery averaged 93% within the mineralized zones.  It is estimated that the true widths of the mineralized zones are between 80% and 85% of the intersected widths in the holes.  A locality plan of Yindi showing drill holes spacing can be found on the Company’s website at http://www.loncor.com/i/pdf/2010-11-29_NRT.pdf.

					Mineralization
Hole	Northing UTM	Easting UTM	Azimuth	Inclination	From (m)	To (m)	Width (m)	Au (g/t)
NYDD001	174374	574162	050°	-50°	31.35	36.30	4.95	1.20
					69.83	71.43	1.60	3.00
					91.30	99.40	8.10	2.53
					114.25	117.70	3.45	2.82
					161.00	165.00	4.00	1.58
NYDD003	174350	574125	050°	-50°	62.10	63.62	1.52	1.02
					84.00	85.90	1.90	1.22
					106.82	108.50	1.68	2.66
					129.00	133.90	4.90	1.51
					140.90	142.90	2.00	1.44
					201.00	206.80	5.80	1.12
					226.65	229.60	2.95	1.77
NYDD004*	174359	574197	050°	-50°	39.96	64.00	24.04	1.48
			Including:		55.00	64.00	9.00	2.38
*60% of assay results for NYDD004 are still awaited

The Yindi Main Zone is underlain by units of banded iron formation (BIF), individually up to 15 metres in width, separated by talc-sericite schists.  These rocks strike NW-SE with steep to moderate dips to the SW, although local structural complexities are common.  Gold mineralization is associated with strike-parallel quartz veins, irregular crosscutting quartz veins and stockworks, and as disseminated mineralization in the BIF.  The main mineralized intersections in NYDD001, NYDD003 and NYDD004 are associated with BIF which has been extensively pyritized.

At the Makapela prospect, located 50 kilometres northwest of Yindi, additional channel sampling results have been received from the Sele Sele and Bamako artisanal sites. A summary of the channel sampling results at Makapela is as follows:

Main Pit
4.20 metres grading 11.6 g/t Au in channel MC001 (see the Company’s press release dated June 3, 2010)
3.05 metres grading 33.4 g/t Au in channel MC006 (see press release dated June 3, 2010)

North Pit (500 metres north of Main pit)
5.70 metres grading 5.23 g/t Au in channel MC009 (see press release dated June 3, 2010)

 Sele Sele Pit (2,000 metres north of Main pit)
4.50 metres grading 8.49 g/t Au in channel MC021
7.00 metres grading 5.30 g/t Au in channel MC022

Bamako Pit (900 metres southeast of Main pit)
4.60 metres grading 11.42 g/t Au in channel MC017

Gold mineralization at Makapela is associated with sub-parallel, vertical quartz veins in a sequence of tuff, basaltic volcanics and banded ironstone formation. Based on soil geochemical results, there is the potential that the Sele Sele, North, Main, and Bamako artisanal sites represent the same mineralized system over a total strike length of more than 3 kilometers.

Drilling at Makapela commenced on October 31, 2010 and the first three holes have been completed.  Assay results are awaited.

Commenting on the drilling at Yindi and channel sampling at Makapela, Peter Cowley, President and C.E.O. of the Company, said: “We are encouraged by these initial drilling results at the Yindi prospect with multiple intersections at shallow depth and the fact that the main mineralized zones are hosted in prospective banded ironstone formation. Drilling has also commenced at our Makapela prospect where high grade quartz veins are currently being exploited by artisanal miners in a series of pits over a potential strike length of more than 3 kilometres.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania.  The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50 g aliquots by fire assay. The gold values are uncut.  Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified  and compiled by the Company's geological staff based in Butembo, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.